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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                              THE FINOVA GROUP INC.
                                (Name of Issuer)

   COMMON STOCK, $0.01 PAR VALUE                              3179281
   (Title of class of securities)                          (CUSIP number)

                                JOSEPH A. ORLANDO
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010
                                 (212) 460-1932

(Name, address and telephone number of person authorized to receive notices and communications)

                                NOVEMBER 10, 2000

             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)
                              (Page 1 of 6 pages)
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NY2:\982498\03\76830.0246

----------------------------------------------------------------------              ---------------------------------------------
CUSIP No.  3179281                                                         13D
----------------------------------------------------------------------              ---------------------------------------------

------------------- -------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Leucadia National Corporation
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- -------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (a) [_]
                                                                                                                         (b) [_]
------------------- -------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- -------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                WC

------------------- -------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
------------------- -------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              New York

------------------------------ ------- ------------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           140,325,750 shares(1)(2)
           SHARES
                               ------- ------------------------------------------------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         N/A
          OWNED BY
                               ------- ------------------------------------------------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      140,325,750 shares(1)(2)
          REPORTING
                               ------- ------------------------------------------------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    N/A

------------------- -------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        140,325,750 shares(1)(2)

------------------- -------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [_]

------------------- -------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    69.6%(2)(3)

------------------- -------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                           CO

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

(1) Assuming conversion of 10,000,000 shares of Pay In Kind Convertible Preferred Stock of The FINOVA Group Inc ("Finova") ("PIK Convertible Preferred") and the exercise of the warrant to purchase Finova common stock that the Reporting Person has the right to acquire, as described in Item 4 hereof.

(2) Does not include aggregate of up to an additional 40,000,000 shares of Finova common stock that the Reporting Person may acquire pursuant to a rights offering of PIK Convertible Preferred Stock, as described in Item 4 hereof.

(3) Based on 61,303,000 shares of Finova common stock outstanding on November 13, 2000 and the issuance of an aggregate of 140,325,750 shares of Finova common stock, assuming conversion of the 10,000,000 shares of PIK Convertible Preferred Stock and exercise of the warrant, as described in Item 4 hereof.

                  Item 1.           Security and Issuer.
                                    -------------------

                  This Statement relates to the common stock, $0.01 par value per share (the "Company Common Stock"), of The FINOVA Group Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 4800 North Scottsdale Road, Scottsdale AZ 85251.

                  Item 2.           Identity and Background.
                                    -----------------------

                  (a)-(c) This Schedule 13D is being filed by Leucadia National Corporation ("Leucadia").

                  Leucadia is a New York corporation with its principal office at 315 Park Avenue South, New York, New York 10010. Leucadia is a financial services holding company principally engaged in commercial and personal lines of property and casualty insurance, banking and lending, mining, real estate activities and manufacturing.

                  Approximately 34.3% of the outstanding common shares of Leucadia is beneficially owned (directly and through family members) by Ian M. Cumming, Chairman of the Board of Directors of Leucadia, and Joseph S. Steinberg, a director and President of Leucadia (excluding an additional 2.0% of the common shares of Leucadia beneficially owned by two trusts for the benefit of Mr. Steinberg's children, as to which Mr. Steinberg disclaims beneficial ownership). Private charitable foundations independently established by each of Messrs. Cumming and Steinberg each beneficially own less than one percent of the outstanding common shares of Leucadia. Mr. Cumming and Mr. Steinberg each disclaim beneficial ownership of the common shares of Leucadia held by their respective private charitable foundation.

                  The following information with respect to each executive officer and director of Leucadia is set forth in Schedule A hereto: (i) name,
(ii) business address, (iii) citizenship, (iv) present principal occupation or employment and (v) name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than Leucadia for which such information is set forth above.

                  (d)-(f) During the last five years, neither Leucadia nor, to its knowledge, any of the other persons identified pursuant to Paragraphs (a) through (c) of this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the knowledge of Leucadia, each of the individuals identified pursuant to Paragraphs (a) through (c) of this Item 2 is a United States citizen.

                  Item 3.  Source and Amount of Funds or Other Consideration.
                           -------------------------------------------------

                  The information set forth in response to Item 4 hereof is specifically incorporated in response to Item 3 hereof.

                  Item 4.           Purpose of the Transaction.
                                    --------------------------

                  On November 10, 2000 Leucadia and the Company entered into a Letter Agreement dated November 10, 2000 (the "Agreement") pursuant to which, and subject to the conditions set forth therein, Leucadia will invest up to $350 million in the Company. Under the terms of the Agreement, Leucadia has agreed to purchase for $250 million (i)10 million shares (the "Shares") of new Payment in Kind Convertible Preferred Stock ("PIK Convertible Preferred") and (ii) a 10-year warrant to purchase up to 20% of the Company's outstanding shares (subject to anti-dilution provisions) for an aggregate warrant exercise price of $125 million (the "Warrant"). The PIK Convertible Preferred will have a liquidation preference of $25 per share and a 14% coupon payable in kind for a period of five years, after which time the coupon will, at the Company's option, be payable either in cash or in kind. Each share of PIK Preferred Stock will be convertible into 10 shares of the Company Common Stock from June 30, 2006 until the tenth anniversary of issuance. From issuance, the PIK Convertible Preferred will vote with the common stock and receive 20 votes per share.

                  As soon as practical following the purchase of the Shares by Leucadia, the Company will issue up to an additional $150 million of PIK Convertible Preferred at a purchase price of $25 per share through a rights offering to its existing common stockholders (the "Rights Offering"). Leucadia has agreed to act as a standby purchaser of $100 million of that offering. As compensation for agreeing to act as standby purchaser, the Company will pay Leucadia $5 million upon distribution of the rights.

                  The Agreement includes a provision that could result in a distribution to common stockholders or holders of the PIK Convertible Preferred and the Warrant in 2006, based upon the performance of the Company's loan and lease portfolio.

                  In conjunction with the investment, Leucadia will have the right to appoint six members to a newly constituted ten member Board of Directors.

                  The Agreement is subject to the Company completing a refinancing or restructuring with the Company's bank group of its outstanding $4.7 billion bank debt on terms acceptable to both Leucadia and the Company. The Agreement is also subject to the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the receipt of any other required regulatory approvals, and other customary conditions. Additionally, the issuance of the PIK Convertible Preferred may require approval by the stockholders of the Company, under the rules of the New York Stock Exchange ("NYSE"). If stockholder approval is

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required, the Company's Board of Directors has agreed to recommend stockholder approval of the transaction. However, the Company will not be required to submit the transaction for stockholder approval (if otherwise required under the NYSE rules) if the Company enters into an agreement for a "Superior Proposal" (as defined in the Agreement) in accordance with the terms of the Agreement.

                  References to, and descriptions of, the Agreement as set forth herein are qualified in their entirely by reference to the copy of the Letter Agreement included as Exhibit 99.1 to this Schedule 13D, which is incorporated by reference herein in its entirety and which contains provisions not described herein.

                  Except as set forth above, Leucadia has no present plans or intentions which would result in or relate to any other transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                  Item 5.  Interest in Securities of the Issuer.
                           ------------------------------------

                  (a)-(b) The information set forth or incorporated by reference in Items 2, 3, and 4 is incorporated herein by reference.

                  Assuming conversion of the 10 million shares of PIK Convertible Stock and assuming exercise of the Warrant, but excluding any shares of Company Common Stock that may be issuable as a result of the Rights Offering, Leucadia may be deemed to be the beneficial owner of 140,325,750 shares of the Common Stock of the Company. This would represent approximately 69.6% of the Company's Common Stock outstanding (based on the 61,303,000 shares of the Company Common Stock outstanding as of November 13, 2000 as reported in the Company's third quarter Form 10-Q for the quarter ended September 30, 2000, and assuming the issuance of (x) 100 million shares of Company Common Stock issuable upon conversion of the 10 million shares of PIK Preferred Stock (excluding any PIK Preferred Stock that may be issued to Leucadia pursuant to the rights offering) and (y) 40,325,750 shares of Common Stock upon exercise of the Warrant).

                  (c) Except as disclosed in this Schedule 13D neither Leucadia, nor, to the best of its knowledge, any of its executive officers or directors has effected any transaction in any securities of the Company during the past 60 days.

                  (d) Not applicable.

                  (e) Not applicable.

                  Item 6.           Contracts, Arrangements, Understandings or
                                    ------------------------------------------
                  Relationships with Respect to Securities of the Issuer.
                  -------------------------------------------------------

                  The information set forth or incorporated by reference in Items 3, 4 and 5 is hereby incorporated herein by reference. A Copy of the Agreement is included as Exhibit 99.1 to this Schedule 13D. Other than the Agreement, there are no contracts, arrangements, understandings or relationships with respect to any securities of the Company (i) among (a) Leucadia and, to the best of its knowledge, any of the persons identified pursuant to Item 2 above and (b) any other person.

                  Item 7.           Material to be Filed as Exhibits.
                                    --------------------------------

                  99.1. Letter Agreement, dated November 10, 2000, among the Company and Leucadia.

SIGNATURE
---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated: November 17, 2000



                                           LEUCADIA NATIONAL CORPORATION


                                           BY:    /S/ JOSEPH A. ORLANDO
                                                  ----------------------
                                           Name:  JOSEPH A. ORLANDO
                                           Title: Vice President

                                   SCHEDULE A

             ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSON

Directors and Executive Officers of the Reporting Person
--------------------------------------------------------

                  Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of Leucadia. To the knowledge of such entity, each person listed below is a United States citizen. Unless otherwise indicated, the business address of each person named below is c/o Leucadia National Corporation, 315 Park Avenue South, New York, New York 10010.

                                         Director-                                   Principal Occupation or
Name and Business Address                ships                   Offices             Employment
-------------------------                -----                   -------             ----------
Ian M. Cumming                           Director         Chairman of the Board      Chairman of the Board
Leucadia National
  Corporation
529 E. South Temple
Salt Lake City, Utah

Joseph S. Steinberg                      Director         President                  President

Paul M. Dougan                           Director                  --                President and Chief Executive
c/o Equity Oil Company                                                               Officer of Equity Oil Company
10 West 300 South                                                                    (a company engaged in oil and
Salt Lake City, Utah                                                                 gas exploration and
                                                                                     production having an office
                                                                                     in Salt Lake City, Utah)

Lawrence D. Glaubinger                   Director                  --                Chairman of the Board of
c/o Stern & Stern                                                                    Stern & Stern Industries (a
Industries, Inc.                                                                     company engaged in the
708 Third Avenue                                                                     manufacture and sale of
New York, N.Y.                                                                       textiles); President of
                                                                                     Lawrence Economic Consulting
                                                                                     Inc., a management consulting
                                                                                     firm

James E. Jordan                          Director                  --                Private investor
c/o The Jordan Company
767 Fifth Avenue
New York, N.Y.  10153

Jesse Clyde Nichols, III                 Director                  --                President of Crimsco, Inc. (a
c/o Crimsco, Inc.                                                                    holding company for
5001 E. 59th St.                                                                     manufacturing subsidiaries)
Kansas City, Mo.  64130

Thomas E. Mara                           --               Executive Vice President   Executive Vice President and
                                                          and Treasurer              Treasurer



                                         Director-                                   Principal Occupation or
Name and Business Address                ships                   Offices             Employment
-------------------------                -----                   -------             ----------

Joseph A. Orlando                        --               Vice President and Chief   Vice President and Chief
                                                          Financial Officer          Financial Officer

Mark Hornstein                           --               Vice President             Vice President

Barbara L. Lowenthal                     --               Vice President and         Vice President and Comptroller
                                                          Comptroller

H. E. Scruggs                            --               Vice-President             Vice-President
























                                       2
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                                  EXHIBIT INDEX

Exhibit No.                         Description
-----------                         -----------

   99.1                  Letter Agreement, dated November 10, 2000, among the
                         Company and  Leucadia.